SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company (the “Company”), regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2006.

May 9, 2006

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

SVP – Operations Group

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2006.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 9, 2006

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2006.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	814-3552
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,192,466 As of March 31, 2006	N/A	N/A
		Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  9 May 2006

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Press release

CORE EARNINGS UP 16% TO P7.6 BILLION;

REPORTED INCOME OF P8.6 BILLION, DOWN YOY DUE TO LOWER FOREX GAINS; CASH FLOWS STRONG WITH EBITDA UP 8% TO P20 BILLION

• Core net income of P7.6 billion (before the effects of forex gains, deferred tax assets and additional depreciation), an increase of 16% from first quarter 2005

• Reported consolidated net income of P8.6 billion for the first quarter 2006, 7% lower than P9.2 billion in first quarter of 2005 due to additional depreciation expenses and lower forex gains

• Core net income available to common shareholders up 22% to P7.5 billion reflecting lower dividends paid on reduced preferred shares

• Consolidated EBITDA reaches P20.1 billion, up 8%; EBITDA margin improves to 67% of service revenues

• Consolidated net debt balance down 35% to below P70 billion equivalent (US$1.4 billion)

• Piltel prepays 43% of its debts

MANILA, Philippines, 9th May 2006 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its unaudited financial results for the first quarter of 2006, reporting a consolidated net profit of P8.6 billion, a decrease of 7% from the P9.2 billion net profit reported in the same period last year. The decrease is attributed to additional depreciation expenses and lower foreign exchange gains due to declining net debt balances. However, consolidated core earnings, before the effects of foreign exchange, deferred tax assets and additional depreciation, rose 16% to P7.6 billion in the first three months of 2006 compared with core earnings of P6.5 billion for the same period in 2005. Consolidated service revenues rose by 2% to P30 billion. Consolidated EBITDA improved by 8% to P20.1 billion while EBITDA margins rose to 67% compared with 64% last year.

The Group’s consolidated balance sheet continued to strengthen with the consolidated net debt balance down by 35% to US$1.4 billion or about P70 billion equivalent. Net debt to EBITDA and net debt to free cash flow ratios improved to below 1.0 times and 1.7 times, respectively.

On 4th May 2006, cellular subsidiary Pilipino Telephone Corporation (“Piltel”) submitted notices of its intent to make a partial voluntary prepayment of its principal debt. The aggregate prepayment amount of US$177 million, or 43% of Piltel’s total outstanding debt, represents excess cash flows from Piltel’s operations and will be applied proportionally to prepay US$56 million to third party creditors and US$121 million to Smart Communications, Inc. (“Smart”), Piltel’s largest creditor. The prepayment will be effected on 5th June 2006 after which Piltel’s debt balance will be reduced to approximately US$236 million in principal.

Consolidated free cash flow remained strong at P6.4 billion despite increases in capital expenditures and working capital requirements. It is expected that the Group’s free cash flow will be increasingly used for dividend payments with the decline in maturing debt obligations.

Wireless: Moving Beyond Cellular

Consolidated wireless service revenues rose to P18.9 billion for the first quarter of 2006, 6% higher than the P17.8 billion realized in the same period last year. Smart and Piltel sustained their solid performances for the quarter.

Consolidated wireless EBITDA improved by 7% to P12.4 billion for the 2006 quarter versus P11.6 billion for the 2005 quarter. EBITDA margins improved to 66%.

At the end of the first quarter of 2006, Smart’s 2G cellular network had 38 switches and 6,043 base stations covering over 99% of the country’s population. Capital expenditures for the first three months of 2006 were P2.5 billion with annual capital expenditures expected to reach P9 billion.

The PLDT Group’s total cellular subscriber base for the period grew by approximately 491,000 to 20.9 million. Smart recorded net additions of approximately 117,000 subscribers while Talk ‘N Text added about 374,000 subscribers to end the first quarter of 2006 with 15.5 million and

5.4 million subscribers, respectively.

Smart also had close to 40,000 wireless broadband subscribers as of the end of March 2006. Smart’s wireless broadband service was re-introduced in April 2005 as Smart Bro, an improved service over its earlier Smart Wi-Fi offering. Smart now has over 2,000 wireless broadband-enabled base stations providing high-speed internet access to 386 cities and municipalities all over the country at very affordable rates. Also in April Smart rolled out Smart Click, a series of mobile Internet cafés housed in an air-conditioned 40-foot container van and designed to provide remote communities with high-speed, wireless Internet access nationwide. Smart commenced the roll out of Smart Click branches on 1st April in Ayala, Zamboanga and in Batanes. It now has 12 branches to date with plans to roll out at least 20 more stations within the first half of the year.

For the first three months of 2006, Smart continued to offer products and services which provide value to its subscribers in a truly innovative fashion. The low denomination features of Smart 258 Unlimited Text and Smart Load “All Text” address markets who need to maintain basic communications yet have limited spending capacity. The P10 and P15 flat rate call promotion has stimulated usage for voice by giving more value for longer duration calls while the Smart 258 Combo promotion offers a voice feature for the heretofore “text only” market.

After opening its 3G network in selected key cities nationwide on 14th February 2006 and offering 3G services on a free trial basis to subscribers with 3G handsets, Smart unveiled, on st May 2006, new and expanded 3G service offerings and announced as well the commercial rates for these services. These services include TV streaming of major television networks, downloads of full music tracks and video clips as well as international video calling to 13 countries. Under the introductory pricing scheme that took effect on 1st May, Smart 3G rates have been aligned with existing 2G rates while some services remain free of charge. To date, Smart’s 3G network has over 800 cell sites covering 119 cities and municipalities nationwide representing the first and widest 3G network in the country.

“Viewed from the widening array of services that we now offer, Smart is no longer just a cellular company. On the one hand, we continue to build our 2G business through creative SMS and voice service packages that enable us to generate incremental revenues and at the same time further broaden our base in the large lower-income segments of the cellular market. On the other, we are gaining traction in the broadband area where we offer services on mobile and fixed wireless platforms through Smart 3G and Smart Bro. We have moved into the sphere of “total communications” and will pursue that path with vigour. But no matter what direction we move towards, we will continue to deliver value to our subscribers,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

PLDT Fixed Line: Stepping up Broadband

Fixed Line service revenues improved 3% to P12.1 billion in the first quarter of 2006 from P11.8 billion last year as the increase in data revenues more than offset declines in revenues of local exchange and ILD services. The peso has appreciated year-on-year by 6%. As such, dollar-linked revenues arising from the local exchange and ILD businesses were adversely impacted by the appreciation of the peso. Approximately 60% of fixed line revenues are directly or indirectly dollar-linked and have consequently adjusted in line with exchange rate movements.

Retail DSL continued its strong growth as broadband subscribers broke the 100,000 mark. Subscribers using our Vibe dial-up Internet service also grew by 38,000 in the first three months of 2006 to 420,000. The Group’s broadband subscribers are expected to double by the end of 2006 as network coverage expands.

EBITDA for the first quarter of 2006 rose by 9% to P7.5 billion and EBITDA margins improved to 62% compared with 58% for the same period last year. The increase in EBITDA takes into account the significant decline in the provision for doubtful accounts brought about by improved collections.

Additional depreciation expenses of P1.9 billion were taken up in the first three months of 2006 due to a change in the estimated useful lives of certain fixed assets as the migration to Next Generation Network (NGN) progresses. Without these additional charges, total operating expenses would have decreased by 3%.

Capital expenditures for the first quarter of 2006 reached P2 billion, comprising mainly of the accelerated spend on NGN. As of the end of March 2006, our network had in place approximately 65,000 broadband-capable lines. Total capital expenditures for the year are still expected to reach P9 billion.

On 5th May 2006, PLDT and Smart launched the Pwede! Card, a convergent product made possible by its NGN capability. It is the first reloadable PIN-based prepaid card that provides access to a combined range of voice and Internet services at affordable rates.

Pwede! Card is applicable to a host of fixed and wireless services including local, domestic and international long distance calls, text messaging, payphones and prepaid Internet. It can be used from different devices such as PLDT landlines, PLDT and SmartTalk payphones and Smart and Talk ‘N Text cellular phones.

PLDT Fixed generated free cash flow of P9.4 billion for the period, supplemented by the P7.0 billion dividend from Smart. Accordingly, PLDT Fixed Line reduced its debts by US$65 million during the period resulting in PLDT Fixed Line’s debt balance coming down to about US$1.3 billion as of 31st March 2006. PLDT Fixed Line’s full year debt reduction target has been raised to approximately US$300 million.

"The Fixed Line business continues to hold steady even as we embark on the NGN roll-out and as we pursue the growth of the broadband business on a parallel path with broadbanding our wireless business," declared Nazareno.

ePLDT: Moving to the Forefront

ePLDT, the Group’s information and communications technology arm, reported service revenues of P813 million for the first three months of 2006, a 25% increase from P652 million realized in the same period last year, as its various business segments continued to post improved results.

Consolidated call center revenues continued to lead the way, growing 38% to P563 million as a result of increased capacity utilization and upward price adjustments for additional programs being handled. Call center revenues make up 69% of ePLDT’s total revenues. Combined call center seats reached 3,690, making ePLDT one of the largest call center operators in the country. Ongoing expansion will increase capacity to 6,000 seats by the end of this year.

ePLDT also continued its efforts to gain a firmer hold on the online gaming market with the acquisition of a 20% stake in PhilWeb Corporation (“PhilWeb”). PhilWeb has been appointed Principal Technology Service Provider under an agreement with the Philippine Amusement and Gaming Corporation. Together with netGames and LevelUp!, its other online gaming companies, ePLDT hopes to solidify its position as the premiere online gaming company in the Philippines as well as bring compelling gaming content consistent with the requirements of the Group’s range of businesses.

“The recent commercial launch of 3G services in the Philippines as well as our ePLDT’s own initiatives underscore the Group’s strategy of bringing rich and compelling content to its subscribers, both broadband and mobile”, said Ray C. Espinosa, ePLDT President and CEO.

Conclusion

“Our core earnings for the first quarter this year have been more encouraging than anticipated. We envisage revenues to continue growing whilst we manage down our cash costs, including interest expense. Cash flows will be healthy, debts will continue to reduce across the board – including prepayment of most of Piltel’s debts. In that light, our dividend payment policy is currently being considered with the view of raising our payout ratio to shareholders to 60%. This reflects our improved assessment of prospects for 2006 as a whole,” concluded Chairman Manuel V. Pangilinan.

###

PLDT Consolidated

For the period ended March 31,

2006	2005
Service revenues	29,975	29,275
Non-service revenues	709	815
Other income	195	54
	30,879	30,144
Expenses	19,602	17,430
Income before income tax	11,277	12,714
Provision for income tax	2,512	3,475
Net income - As Reported	8,581	9,217
EPS, Basic (a)	46.74	51.93
EPS, Diluted (a)	44.38	47.19
Core net income(b)	7,566	6,538
EPS, Basic (c)	41.13	35.96
EPS, Diluted (c)	39.08	33.04
(a) EPS based on reported net income

(b) Net income as adjusted for the net effect of gain/loss on FX and derivative transactions, additional depreciation charges and recognition of deferred tax assets

(c) EPS based on core net income

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact: About PLDT

Anabelle L. Chua Tel No: 816-8213	Anna V. Bengzon Tel No: 816-8024	Ramon R. Isberto Tel No: 511-3101
Fax No: 844-9099	Fax No: 810-7138	Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Ma. Lourdes C. Rausa-Chan

Title : Corporate Secretary

Date: May 9, 2006